9940 Santa Monica, #620, Beverly Hills, CA 90210 | O 310-275-9933 | F 310-285-9955

October 30, 2013

Via Email

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	POW! Entertainment, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 29, 2013

Form 10-Q for the Quarter Ended June 30, 2013

File August 14, 2013

File No. 000-52414

Dear Ms. Cvrkel:

We are responding to your letter dated October 18, 2013 (the “Comment Letter”) regarding the above-referenced filings.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. The page numbers in the responses refer to pages in the above-referenced filings.

Form 10-K for the Year Ended December 31, 2012

Audited Financial Statements

Balance Sheet, page 18

1.	We confirm that we have made changes to the upcoming Form 10-Q for the nine months ended September 30, 2013 to include all the disclosures set forth in ASC 320-10-50-2 and 320-10-50-9 to reflect the applicable related transactions for marketable securities classified as available for sale.

Notes to the Financial Statements

Note 8. Warrants and Options for Non-Employees, page 27

2.	The warrants issued in 2010 were to expire in December 2012 and, thus, in the Form 10-K for the year-ended December 31, 2011, had a one-year life. During 2012, after discussions with the holder of the warrants, the Board of Directors determined that it was in the Company’s best interests to extend the expiration of the warrants to December 2017. Among the reasons for that determination was the holder’s willingness, in 2010, to accept the warrants in lieu of a cash payment at a time when the Company was conserving cash and the instrumental role the holder played in introducing the Company to The Walt Disney Company. As a result of the extension of the warrants expiration to December 2017, the Form 10-K for the year-ended December 31, 2012, used a five-year in calculating the value of the warrants. The warrant, as extended, was filed as Exhibit 4.3 to the Company’s Form 10-K for December 31, 2012.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission for taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Sincerely,

/s/ Bick Le,
Chief Financial Officer